SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 0 1 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS

06008486

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 41401

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GDK, Inc. c/o Prime Management

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Mechanics Building, 12 Church Street
(No. and Street)

Hamilton	Bermuda	HM11
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Kelly (441) 295-0329
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 30 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph Kelly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GDK, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Joseph Kelly
Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Supplementary Report of Independent Auditors on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

GDK, Inc.

December 31, 2005
with Report of Independent Registered Public Accounting Firm

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
GDK, Inc.

We have audited the accompanying statement of financial condition of GDK, Inc. (the "Company") as of December 31, 2005. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of GDK, Inc. at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Ernst + Young LLP

February 21, 2006

GDK, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005
(In thousands of U.S. dollars, except share amounts)

ASSETS		
Cash and cash equivalents	$	11,751
Due from broker, net		4,071,405
Securities owned, at market or fair value		9,167,057
Investment in other fund		56,774
Other assets		122
TOTAL ASSETS	$	13,307,109

LIABILITIES AND SHAREHOLDERS' EQUITY		
Securities sold, not yet purchased, at market or fair value	$	8,878,016
Incentive fee payable		84,825
Deferred incentive fee		253,427
Redemptions payable		24,250
Floor brokerage fee payable		971
Accrued expenses and other liabilities		4,821
TOTAL LIABILITIES		9,246,310
Shareholders' equity		4,060,799
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	13,307,109

The accompanying notes are an integral part of this statement of financial condition.

GDK, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

1. Organization

GDK, Inc. (the "Company"), a broker-dealer registered with the Securities and Exchange Commission of the United States ("SEC") and a member of the Chicago Stock Exchange, commenced operations in July 1989. The Company, a British Virgin Islands corporation, maintains its principal office in Bermuda and primarily trades equities that are listed on U.S. exchanges exclusively for its own account.

The Company's Trading Advisor is Caxton Associates, L.L.C. (the "Advisor"), a Delaware, U.S.A. limited liability company. The manager of the Company is Prime Management Limited ("Prime"), a Bermuda company. The Company's Trading Manager is A.R.T. Advisors, L.L.C., a Delaware, U.S.A. limited liability company (the "Trading Manager").

The Company held an approximately 49% interest in an investment fund, a Cayman Islands entity (the "Cayman Islands Entity"), at December 31, 2005 to hedge its obligations with respect to deferred incentive fees due to the Trading Manager. The Company's interest is in the form of Class C voting shares (the "Shares"), which are generally redeemable annually. The Company's interest in the Cayman Islands Entity is included in investment in other fund on the statement of financial condition.

2. Significant Accounting Policies

Basis of Presentation

This statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and is expressed in U.S. dollars. Preparation of the statement of financial condition in accordance with U.S. GAAP requires management to make estimates and assumptions that could affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates used in preparing the statement of financial condition are reasonable. Actual results could differ from these estimates.

The Company follows Statement of Financial Accounting Standards ("SFAS") No. 94, "Consolidation of All Majority-Owned Subsidiaries," and consolidates operating entities when the Company has a controlling interest over the business activities of such entities. Non-controlled entities are accounted for under the equity method. The Company did not consolidate any entities at December 31, 2005.

2. Significant Accounting Policies (continued)

Cash Equivalents

Cash equivalents may include money market accounts, overnight funds, time deposits, commercial paper and U.S. treasury bills with a maturity of 3 months or less at the time of purchase carried at cost plus accrued interest, which approximates market value. At December 31, 2005, cash and cash equivalents primarily consist of cash and shares in a money market fund held at one financial institution.

Valuation of Trading Positions

Trading positions of the Company are valued at market or fair value on a trade date basis. Market value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based upon other relevant factors, including dealer price quotations and pricing models. Pricing models consider the time value, volatility factors and other economic measurements underlying the financial instruments. The resulting change in unrealized profit or loss is reflected in shareholders' equity.

Subsequent market fluctuations of securities sold, not yet purchased, may require purchasing the securities at prices which differ from the value reflected on the statement of financial condition.

Dividends, including those on securities sold, not yet purchased, are recognized on ex-dividend date, net of applicable taxes. Interest is recognized on an accrual basis.

Fair Value of Financial Instruments

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires the Company to report the fair value of financial instruments, as defined. Other than the Company's trading positions (which are carried at market or fair value), substantially all of the Company's financial instruments are carried at contract value, which approximate market value due to their relatively short-term nature and/or variable market rates of interest.

Valuation of Investment in Other Fund

The Company values its investment in the Cayman Islands Entity at the amount equal to the Company's attributable share of the net assets of the investee. The Cayman Islands Entity values substantially all of its assets and liabilities at amounts which approximate fair value.

2. Significant Accounting Policies (continued)

Income Taxes

No provision for income taxes has been made as the Company is not subject to income tax under current legislation.

Commissions and Soft Dollar Arrangements

Commissions are realized upon the execution of the trade.

In exchange for the direction of commission dollars to certain brokers, the Trading Manager may generate credits or "soft dollars." The Trading Manager will have the option to use these soft dollars generated by the Company to pay for research related products and services. Section 28 (e) of the U.S. Securities Exchange Act of 1934, as amended, provides a "safe harbor" to trading advisors who use soft dollars generated by their advised accounts to obtain investment research and brokerage services that provide lawful and appropriate assistance to the advisor in the performance of investment decision-making responsibilities.

The Company does not apply any rigid formula for selecting brokers or dealers to effect transactions, nor does it have fixed internal brokerage procedures designating specific percentages of brokerage commissions to particular brokerage firms. The Company is authorized to incur higher prices for the purchase of securities from, or accept lower prices for the sale of securities to, brokerage firms that provide it with investment and research information or to pay higher commissions to such firms if the Company determines such prices or commissions are reasonable in relation to the overall services provided by such brokerage firms.

3. Due From Broker, Securities Owned & Securities Sold, Not Yet Purchased

At December 31, 2005, the amount due from broker, securities owned, and securities sold, not yet purchased, were with one major financial institution. Substantially all securities owned and securities sold, not yet purchased, at December 31, 2005 are publicly traded U.S. equities. No single long or short position or industry concentration exceeds 10% of shareholders' equity.

3. Due From Broker, Securities Owned & Securities Sold, Not Yet Purchased (continued)

Securities transactions of the Company are primarily maintained, cleared and held by a registered U.S. broker-dealer pursuant to a Joint Back Office Agreement. At December 31, 2005, the due from broker balance in the statement of financial condition includes the following:

Cash at broker	$ 4,053 million	(net of margin loan of $4,752 million)
Transactions pending settlement, net	18 million	
Due from broker, net	$ 4,071 million	

The cash at the broker is primarily related to securities sold, not yet purchased; its use is therefore restricted until the securities are purchased. Securities sold, not yet purchased, are also collateralized by the Company's securities owned. The margin loan is collateralized by certain of the Company's securities owned and cash held at the broker. Interest on debit and credit balances are paid based on the broker's institutional rate. Margin requirements for securities sold, not yet purchased, at December 31, 2005 of approximately $2,363 million were satisfied by securities owned and cash at broker.

4. Related Party Disclosures

The Advisor is the trading advisor to three of the Company's shareholders and the Managing Member of one of the Company's shareholders. An officer of the Advisor is also an officer and a director of the Company. In addition, an officer of the Company is also an officer of Prime. The Advisor is a member of the Trading Manager.

5. Trading Advisory and Incentive Fees

The Trading Manager has been sub-delegated authority to provide discretionary investment and trading advisory services to the Company. The Advisor must authorize the Trading Manager's use of any financial instruments other than foreign or U.S. exchange traded securities.

5. Trading Advisory and Incentive Fees (continued)

Under the terms of the Advisory Agreement, the Company paid the Trading Manager a monthly advisory fee based on an annual rate of 0.8% of the average monthly net asset value of the Company. Advisory fees payable of approximately $2.4 million are included in accrued expenses and other liabilities at December 31, 2005. Fees may be waived at the Trading Manager's discretion. Under the terms of the management fee agreement with Prime, the Company pays a fixed fee of $18,150 annually.

Under the terms of the Advisory Agreement, the Trading Manager earned an incentive fee at a rate of 18% of Net Profits as defined in the Advisory Agreement. The Trading Manager may, at its sole discretion, waive, in whole or in part, the incentive fee for certain related parties. Prior to the beginning of any fiscal year, the Trading Manager may elect to defer the payment of all or a portion of the incentive fee that may become payable in that year. Incentive fees of approximately $111.7 million were earned and accrued as of December 31, 2005. The Trading Manager has elected to defer approximately $26.8 million of the incentive fees earned in 2005 for a minimum of 6 years.

The Trading Manager may, from time to time, designate one or more indices for deferred fees, including an index measured by the annual rate of return of the Company, grossed up by any management, advisory fees and incentive fees payable by the Company, or to the value of certain investment funds as outlined in the Deferred Incentive Fee Agreement ("Deferral Agreement"). In 2005, the indexing of the deferred incentive fee resulted in an increase in the amount payable of approximately $36.0 million. Deferred incentive fee payable consists of a portion of incentive fees earned in 2002, 2004 and 2005 (plus appreciation or depreciation from the rates of return of the designated indices), which were deferred generally for a minimum of five years from the date they were earned.

To the extent the Trading Manager has chosen, under the terms of the Deferral Agreement with the Company, to designate an index other than the rate of return of the Company, the Company has decided to invest in certain assets to hedge its obligation to pay deferred fees (plus appreciation or depreciation from the rates of return of the designated indices) to the Trading Manager.

6. Shareholders' Equity

The Company's capital structure consists of three classes of common stock, Class A, Class B and Class C. Each class has identical voting rights. The Company is authorized to issue 150,000 voting shares of all classes, $.10 par value. As of December 31, 2005, there were 19,337.15 Class A shares, 2,719.82 Class B shares, and 785.30 Class C shares outstanding. Class B shares are not charged advisory fees or incentive fees. Class C shares are not charged incentive fees.

At December 31, 2005, an affiliated entity, a British Virgin Islands corporation (the "BVI Entity") owned an approximately 83% interest in the Company, in the form of all the outstanding Class A shares. The BVI Entity has a trading advisory agreement with the Advisor.

At December 31, 2005, shareholders redeemed 97.18 Class B shares, valued at approximately $19.5 million, and 26.0 Class C shares, valued at approximately $4.8 million. These amounts are included in the statement of financial condition as redemptions payable.

7. Risk Management

In the ordinary course of business, the Company manages a variety of risks including market risk, credit risk, liquidity risk and operational risk. The Company considers the careful management of risk to be an important element of a successful trading program, and has, over the years, developed a range of monitoring and analytical techniques intended to make risk management more rational and effective.

Market risk is the risk of potential adverse changes to the value of financial instruments because of changes in market conditions such as volatility in security prices. The success of the Company's trading depends, in part, on its ability to correctly assess price movements. There is no assurance that the Company's judgments will be accurate or that it will achieve its investment objectives. When volatility and trading losses reach predetermined levels, the Trading Manager evaluates whether positions should be scaled back or eliminated. The Company's portfolio of positions and investments are monitored to maintain appropriate levels of risk and volatility.

The Company can be exposed to a credit loss if a firm acting as securities clearing broker for the Company fails to maintain assets in a segregated account. Deposits may be subject to a loss in the case of the clearing broker's bankruptcy or deficiencies in accounts of other customers of the clearing broker. There is also credit risk if a counterparty fails to deliver, pay or execute trades. The Company has formulated credit review policies to control credit risk by following an established approval process.

7. Risk Management (continued)

Liquidity risk arises in the Company's trading activities. It may not always be possible to execute a buy or sell order at a desired price or to close out an open position due to market conditions. The Company manages liquidity risk by investing primarily in marketable securities.

Operational risk is the potential for loss caused by a deficiency in information, communication, transaction processing and settlement, and accounting systems. The Company maintains controls that include systems and procedures to record and reconcile transactions and positions and to procure necessary documentation for its trading activities.

8. Net Capital Requirement

As a registered broker-dealer which trades for its own account, the Company is subject to the Uniform Net Capital Rule (the "Rule") of the SEC which requires that the Company maintain minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15 to 1. Net capital and aggregate indebtedness vary from day to day, but as of December 31, 2005 the Company had net capital of approximately $1.64 billion which exceeded requirements by approximately $1.62 billion, and a ratio of aggregate indebtedness to net capital of .22 to 1. The Company is also subject to certain notification provisions of the Rule relating to the withdrawal of capital.

The Company does not effect transactions for anyone defined as a customer under SEC Rule 15c3-3. Accordingly, the Company is exempt from the requirements of this Rule under Section (k)(2)(ii).